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                                                                   Exhibit 15.10

                       CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in the Registration Statements of Elron Electronic Industries Ltd. On form S-8 (File No. 333-111310 and 333-10570) of our report dated February 17, 2004 on our audit of the consolidated financial statements of Notal Vision Inc. as of December 31, 2003 and 2002, and for the years then ended, which is included in the Elron Electronic Industries Ltd. Annual report on Form 20-F for the year ended December 31, 2003.


/s/ Kesselman & Kesselman
Certified Public Accountants (Isr.)
A member of PricewaterhouseCoopers
   International Limited

Tel-Aviv, Israel
June 21, 2004